Exchange Listed Funds Trust

2545 South Kelly Avenue

Suite C

Edmond, Oklahoma 73013

March 11, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Exchange Listed Funds Trust (File Nos. 333-201727 and 811-23026): Request for Withdrawal of Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to the Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), Exchange Listed Funds Trust (the “Registrant”) hereby respectfully requests the withdrawal of the above-mentioned Registration Statement on Form N-1A (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2015 via EDGAR (Accession No. 0001144204-15-004124).

The Registrant is requesting the withdrawal of the above referenced Registration Statement because the Registrant has decided not to proceed with the offering of the shares described in the Registration Statement. The Registration Statement has not been declared effective by the SEC, and no securities were sold in connection with the offering described in the Registration Statement. It is therefore in the best interest of the Registrant and the public that the filing be withdrawn. It is our understanding that this application for withdrawal of the Registration Statement be deemed granted as of the date it is filed with the SEC unless the Registrant receives notice from the SEC that this application will not be granted.

Pursuant to the requirements of Rule 477 under the 1933 Act, this application for withdrawal of the Registration Statement has been signed by the President of the Registrant.

If you have any questions regarding this filing, please contact Christopher Menconi at (202) 373-6173.

EXCHANGE LISTED FUNDS TRUST

By: /s/ J. Garrett Stevens

Name: J. Garrett Stevens

Title: President